Exhibit 3.3

SECOND AMENDMENT

TO

AMENDED AND RESTATED BY-LAWS

OF

P.A.M. TRANSPORTATION SERVICES, INC.

The Amended and Restated By-Laws, as amended (the “Bylaws”), of P.A.M. Transportation Services, Inc., a Delaware corporation (the “Corporation”), are hereby amended as follows:

1.       Section 2 of Article X of the Bylaws is deleted in its entirety and replaced with the following:

SECTION  2.   LOANS.  No loans and no renewals of any loans shall be contracted on behalf of the Corporation except as authorized by the Board of Directors.  When authorized so to do, any officer or agent of the Corporation may effect loans and advances for the Corporation from any bank, trust company or other institution or from any firm, corporation or individual, and for such loans and advances may make, execute and deliver promissory notes, bonds or other evidences of indebtedness of the Corporation.  When authorized so to do, any officer or agent of the Corporation may pledge, hypothecate or transfer, as security for the payment of any and all loans, advances, indebtedness and liabilities of the Corporation, any and all stocks, securities and other personal property at any time held by the Corporation, and to that end may endorse, assign and deliver the same, and may grant mortgages and other security interests in real property at any time held by the Corporation.  Such authority may be general or confined to specific instances.

Adopted effective as of August 4, 2020.